UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
September 12, 2018

ORRSTOWN FINANCIAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	001-34292	23-2530374
(State or other jurisdiction of incorporation)	(SEC File Number)	(IRS Employer Identification No.)

77 East King Street, P.O. Box 250, Shippensburg, Pennsylvania	17257
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	717 532-6114

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	Emerging growth company

☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01     Other Events.
On September 12, 2018, Orrstown Financial Services, Inc. issued a press release announcing it had received the required regulatory approvals and waivers from the Board of Governors of the Federal Reserve System and the Pennsylvania Department of Banking and Securities to complete the acquisition of Mercersburg Financial Corporation and the related merger of First Community Bank of Mercersburg with and into Orrstown Bank. The press release also announced that, at a special meeting held on September 11, 2018, the stockholders of Mercersburg Financial Corporation approved the transaction with 97% of the shares voted at the special meeting voting in favor of the transaction. The parties anticipate closing the transaction on October 1, 2018, subject to customary closing conditions.

Item 9.01    Financial Statements and Exhibits.

(d)    Exhibits

The following exhibit is furnished as part of this Current Report on Form 8-K:

Exhibit No.	Description

99	Press Release dated September 12, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

ORRSTOWN FINANCIAL SERVICES, INC.
Date: September 12, 2018	By:	/s/ David P. Boyle
David P. Boyle Executive Vice President and Chief Financial Officer (Duly Authorized Representative)